

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT



(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Employees' Savings Plan - December 31, 2004 and 2003

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- Consent of PricewaterhouseCoopers (Cleveland)

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 28, 2005



PricewaterhouseCoopers LLP
BP Tower
200 Public Square
27th Floor
Cleveland OH 44114-2301
Telephone (216) 875 3000

## Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
the Alcancorp Hourly Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Hourly Employees' Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated June 24, 2005 relating to the financial statements and financial statement schedule of Alcancorp Employees' Savings Plan for the year ended December 31, 2004, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

# Alcan Corporation

**Alcancorp Employees' Savings Plan**
**Financial Statements and**
**Supplemental Schedule**
**December 31, 2004 and 2003**

# Alcan Corporation

## Alcancorp Employees' Savings Plan
## Index



Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

## Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcancorp Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2005

## Alcancorp Employees' Savings Plan
## Financial Statements

### Statements of Net Assets Available for Benefits

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Investments: | | |
| Interest in Master Trust (Note 3) | $ 407,206,321 | $376,886,756 |
| Participant loans | 10,197,200 | 10,135,761 |
| Receivables: | | |
| Employer contributions | - | 640,426 |
| Participant contributions | - | 1,344,322 |
| Total receivables | - | 1,984,748 |
| Net assets available for benefits | $ 417,403,521 | $ 389,007,265 |

### Statements of Changes in Net Assets Available for Benefits

| | For the Years Ended December 31, 2004 | For the Years Ended December 31, 2003 |
|---|---|---|
| Additions to net assets attributable to: | | |
| Interest in net investment gain of Master Trust (Note 3) | $ 31,853,206 | $ 58,954,637 |
| Interest on participants loans | 535,717 | 585,240 |
| | 32,388,923 | 59,539,877 |
| Contributions: | | |
| Employer | 8,426,174 | 8,398,720 |
| Participants | 19,297,271 | 18,596,474 |
| | 27,723,445 | 26,995,194 |
| Total additions | 60,112,368 | 86,535,071 |
| Deductions from net assets attributable to: | | |
| Withdrawals and distributions | (27,076,245) | (19,968,482) |
| Net transfers (to)/from from other plans | (4,639,867) | 11,789 |
| Total deductions | (31,716,112) | (19,956,693) |
| Net increase (decrease) | 28,396,256 | 66,578,378 |
| Net assets available for benefits: | | |
| Beginning of the year | 389,007,265 | 322,428,887 |
| End of the year | $ 417,403,521 | $ 389,007,265 |

The accompanying notes are an integral part of these financial statements.

## 1. SUMMARY DESCRIPTION OF PLAN

The Alcancorp Employees' Savings Plan (the "Plan") was adopted by the Company's Board of Directors on February 24, 1981, and became effective on May 1, 1981. The Plan was modified effective January 1, 1985 to conform to Internal Revenue Code Section 401(k) for contributions made subsequent to March 31, 1985. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") maintains the funds and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

*Eligibility*

All full-time employees of Alcan Corporation ("the Company") and certain related companies (Logan Aluminum, Inc.) are eligible to join the Plan upon date of hire, or after one year of service for part-time employees. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently there are no such employees eligible for the Plan.

*Contributions and Vesting*

Each participant may make contributions at the rate of 1% to 6% of such participant's compensation for each payroll period ("Basic Contribution"). The participant may elect to make all or a portion of this Basic Contribution on a before or after-tax basis subject to limits set by law.

The Company contributes a percentage of Basic Contributions based on the participant's contribution percentage, as outlined in the table below:

| Participant Contribution Percentage | Company Matching Percentage |
|---|---|
| 1-3% | 100.0% |
| 4% | 87.5% |
| 5% | 80.0% |
| 6% | 75.0% |

A participant who has chosen to make a contribution at the rate of 6% may elect at any time to contribute additional voluntary amounts at the rate of 1% to 44% of such participant's compensation ("Additional Contribution").

Total pre-tax deferrals may not exceed $13,000 and $12,000 per participant under the age of 50 for calendar years 2004 and 2003, respectively. Total pre-tax deferrals may not exceed $16,000 and $14,000 for participants age 50 and over in 2004 and 2003, respectively.

Company contributions are invested in accordance with participant investment elections and may be transferred to any other fund on a daily basis. The Plan does not have any non-participant directed contributions. As of January 1, 2003 participants are fully vested at all times in all contributions.

The Plan also accepts rollover contributions from other qualified plans or rollover IRAs. Such amounts were $702,693 and $324,161 in 2004 and 2003, respectively, and are included within participant contributions in the Statements of Changes in Net Assets.

Effective January 1, 2001, the Plan was amended to take advantage of the IRS approved "safe-harbor" method for satisfying the nondiscrimination tests applicable to participant before-tax contributions and company matching contributions. Highly compensated employees may still be limited in the amount of after-tax contributions they can make in order to satisfy IRS nondiscrimination regulations.

The participant may elect to invest, in multiples of 1%, the participant's and the Company's contribution in any of the ten investment funds. The Company Stock Fund is not available to participants whose employer is owned less than 50% by Alcan. As provided in the Plan, the participant may revise this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received in respect of any fund are reinvested automatically in the same fund.

*Termination Provision*

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan is terminated, the accounts of the participants will be distributed at that time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

*Participant Accounts*

There were 4,064 and 4,155 participants in the Plan at December 31, 2004 and 2003, respectively. Each participant has two separate accounts under each fund in which contributions are invested on behalf of the participant. One account represents the participant's contributions and the earnings thereon ("Participant Account") and the other account represents the employer's contributions made on behalf of the respective participants, and the earnings thereon ("Employer Account"). The net value of each Participant Account and Employer Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| Fixed Income Fund | 2,720 | 2,858 |
| Registered Investment Companies: | | |
| Vanguard Total Bond Market Index Fund | 580 | 520 |
| Vanguard 500 Index Fund | 2,580 | 2,641 |
| Vanguard Total International Stock Index Fund | 1,157 | 1,089 |
| Vanguard Extended Market Index Fund | 1,427 | 1,373 |
| Vanguard LifeStrategy Income Fund | 211 | 199 |
| Vanguard LifeStrategy Conservative Growth Fund | 231 | 206 |
| Vanguard LifeStrategy Moderate Growth Fund | 489 | 426 |
| Vanguard LifeStrategy Growth Fund | 553 | 464 |
| Company Stock Fund | 1,290 | 1,423 |
| Loan Fund | 1,283 | 1,374 |

*Plan Withdrawals and Distributions*

Active participants may elect to make two withdrawals from the Plan in any given plan year. The Plan requires that any withdrawals be made in the following order of priority:

(a) any portion of after-tax contributions made before 1987,

(b) any portion of after-tax contributions made after 1986 and their earnings,

(c) any portion of earnings on after-tax contributions made before 1987,

(d) any portion of rollover contributions and their earnings,

(e) any portion of Company Matching contributions made before January 1, 2001,

(f) if the participant has attained age 59-1/2, any portion of Company Matching contributions made on or after January 1, 2001 and their earnings,

(g) if the participant has attained age 59-1/2, any portion of before-tax contributions and their earnings.

The withdrawal of any post-1986 after-tax contributions includes a pro-rata share of earnings.

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the Plan Administrator as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the maximum amount available to the participant from the Plan under the normal withdrawal and loan options are utilized. Ordinary income taxes are paid on all withdrawals, except withdrawals of after-tax contributions. Also, withdrawals (including hardship withdrawals) made by a participant before the age of 59-1/2 may be subject to an additional 10% tax on the taxable portion of the withdrawal.

Terminated or retired participants with more than $5,000 in the Plan may leave their money in the Plan until April l following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Any withdrawals during the period of employment must be in cash. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Participant loans made from the various investment options allow participants to borrow from their account, within the limits specified by the IRS. Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see above). Outstanding loan balances (the "Loan Fund") and loan transactions are maintained and managed by the Trustee.

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

*Benefit Obligations*

There were no benefit obligations to employees at December 31, 2004 and 2003. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

*Transfers Between Plans*

When a participant transfers between plans in the Alcan Corporation Master Savings Trust (the "Master Trust"), the participant's entire account balance, including the Loan Fund, is transferred to the new plan. For the years ended December 31, 2004 and 2003, there were net transfers into this Plan of $56,094 and $11,789, respectively.

In addition, there were transfers from this Plan to other plans not in the Master Trust in the amount of $4,695,961 and $0 for the years ended December 31, 2004 and 2003 respectively (see Note 3).

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Preparation*

The accounting records of the Alcancorp Employees' Savings Plan ("Plan") are maintained on the accrual basis.

*Valuation of Investments and Income Recognition*

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

*Administrative Costs*

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

*Risks and Uncertainties*

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements.

## 3. MASTER TRUST ARRANGEMENT

The Plan's investments are held by the Vanguard Fiduciary Trust Company in the Alcancorp Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcancorp Hourly Employees' Savings Plan and, effective January 2, 2004, the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico Inc. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interests of the individual participants in the Plan.

Effective January 2, 2004, the assets of the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico, Inc. in the amount of $4,744,575 were merged into the Master Trust.

Effective February 1, 2004 a loan in the amount of $8,122 was transferred from the Employees' Savings Plan to the CGI Information Systems & Management Consultants, Inc. 401(k) Savings Plan.

Effective November 1, 2004, Toyal America Inc., a participating employer in both the Alcancorp Employees' Savings Plan and the Alcancorp Hourly Employees' savings Plan exited the Master Trust. Assets of $4,687,839 and $1,081,848 were transferred from the Employees' Savings Plan and the Hourly Employees' Savings Plan, respectively, to successor trusts.

The Master Trust Statements of Net Assets Available for Benefits is provided below:

| | December 31, | |
|---|---|---|
| Assets: | 2004 | 2003 |
| Investments: | | |
| Short term investment, at market value | $ 6,249,400 | $ 2,897,716 |
| Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value | 163,890,593 | 162,165,675 |
| Registered investment companies, at market value | 259,985,064 | 224,698,638 |
| Alcan Inc. common stock, at market value | 19,378,646 | 21,167,126 |
| Net Assets | $ 449,503,703 | $ 410,929,155 |

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

| | For the Years Ended December 31, 2004 | 2003 |
|---|---|---|
| Additions to net assets attributable to: | | |
| Investment income (loss): | | |
| Interest and dividends | $ 11,874,438 | $ 11,380,979 |
| Net appreciation (depreciation) in the fair value of investments: | | |
| Registered investment companies | 21,938,205 | 43,250,897 |
| Alcan Inc. common stock | 1,320,667 | 9,313,617 |
| | 35,133,310 | 63,945,493 |
| Transfers in | 39,456,294 | 31,348,979 |
| Total additions | 74,589,604 | 95,294,472 |
| Deductions from net assets attributable to: | | |
| Transfers out | (36,015,056) | (21,919,882) |
| Total deductions | (36,015,056) | (21,919,882) |
| Net increase (decrease) | 38,574,548 | 73,374,590 |
| Net assets available for benefit: | | |
| Beginning of the year | 410,929,155 | 337,554,565 |
| End of the year | $ 449,503,703 | $ 410,929,155 |

(1) Includes transfers-in from other plans of $4,744,575 and $0 for the years ending December 31, 2004 and 2003 respectively.
(2) Includes transfers-out to other plans of $5,777,809 and $0 for the years ending December 31, 2004 and 2003 respectively

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Plans** | | |
| Alcancorp Employees' Savings Plan | $ 407,206,320 | $ 376,886,756 |
| Alcancorp Hourly Employees' Savings Plan | 37,374,447 | 34,042,399 |
| Alcan Packaging PR, Inc. Thrift & Deferred Comp Plan | 4,922,936 | - |
| **Net assets** | $ 449,503,703 | $ 410,929,155 |

| | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Funds** | | |
| Fixed Income Fund | $ 170,071,452 | $ 165,030,931 |
| Vanguard 500 Index Fund | 135,603,675 | 124,235,399 |
| Vanguard Extended Market Index Fund | 32,889,798 | 25,165,897 |
| Company Stock Fund | 19,447,188 | 21,199,587 |
| Vanguard LifeStrategy Moderate Growth Fund | 21,647,579 | 18,740,575 |
| Vanguard LifeStrategy Growth Fund | 24,152,111 | 18,596,638 |
| Vanguard Total Bond Market Index Fund | 13,539,540 | 13,071,199 |
| Vanguard Total International Stock Index Fund | 17,327,564 | 12,163,648 |
| Vanguard LifeStrategy Conservative Growth Fund | 9,460,149 | 8,175,632 |
| Vanguard LifeStrategy Income Fund | 5,364,647 | 4,549,649 |
| Total Funds | $ 449,503,703 | $ 410,929,155 |

The Master Trust statement of changes in net assets presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

A description of the investments included in each fund of the Master Trust as of December 31, 2004 follows:

*Fixed Income Fund*

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). For $74,057,376 and $118,797,363 of assets held in Alternative Investment Contracts as of December 31, 2004 and 2003, the market value of the underlying assets exceeds the contract value by $1,145,114 and $2,257,585, respectively. For $48,578,439 and $5,902,596 of assets held in the Alternative Investment Contracts as of December 31, 2004 and 2003, the contract value of the underlying assets exceeded the market value of the assets by $266,567 and $2,756,933, respectively. The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform.

The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2004 and 2003, respectively:

| 2004 Fixed Income Fund<br>Guaranteed and Bank Investment Contracts: | Crediting Interest Rate % | Maturity Date | Contract Value Unless Otherwise Noted |
|---|---|---|---|
| Bayerische Landesbank | 5.81% | July 15, 2005 | $ 3,080,482 |
| GE Life and Annuity Assurance Company | 6.07% | April 17, 2006 | 6,208,639 |
| Principal Financial Group | 6.02% | May 10, 2006 | 3,712,785 |
| Metropolitan Life Insurance Company | 5.87% | July 17, 2006 | 3,038,386 |
| Principal Financial Group | 5.86% | December 29, 2006 | 4,745,953 |
| Travelers | 2.84% | November 30, 2007 | 4,009,833 |
| Monumental Life | 3.67% | December 14, 2007 | 4,006,308 |
| Travelers | 3.06% | January 15, 2008 | 3,084,405 |
| GE Life and Annuity Assurance Company | 3.88% | September 30, 2008 | 3,146,773 |
| New York Life Insurance Company | 3.72% | March 31, 2009 | 4,037,913 |
| Massachusetts Mutual | 4.31% | June 30, 2009 | 3,061,849 |
| | | | 42,133,326 |
| **Alternative Investment Contracts:** | | | |
| IXIS Financial Products | 3.66% | January 5, 2005 | 3,041,334 |
| New York Life Insurance Company | 7.05% | March 31, 2005 | 2,691,925 |
| New York Life Insurance Company | 6.11% | February 28, 2006 | 3,772,488 |
| JP Morgan Chase Bank | 7.24% | March 31, 2006 | 1,020,750 |
| State Street Bank | 3.77% | December 31, 2007 | 10,502,966 |
| Rabobank Nederland | 6.18% | June 30, 2008 | 2,393,253 |
| AIG Financial Products Corp. | 3.62% | September 30, 2008 | 21,073,348 |
| State Street Bank | 3.66% | None* | 12,288,849 |
| Rabobank Nederland | 4.71% | None* | 7,649,430 |
| IXIS Financial Products | 3.79% | None* | 20,206,863 |
| Union Bank of Switzerland | 4.67% | None* | 15,077,663 |
| Rabobank Nederland | 3.68% | None* | 17,337,871 |
| JP Morgan Chase Bank | 3.46% | None* | 4,700,527 |
| | | | 121,757,267 |
| Total Guaranteed and Alternative Investment Contracts | | | 163,890,593 |
| Short Term Investments, at Market Value | | | 6,180,858 |
| Total Fixed Income Fund | | | $ 170,071,451 |

(*) This is an indefinite contract with no final maturity date.

| 2003 Fixed Income Fund<br>**Guaranteed and Bank Investment Contracts:** | Crediting Interest Rate % | Maturity Date | Contract Value Unless Otherwise Noted |
|---|---|---|---|
| John Hancock Mutual Life Insurance Company | 6.07 | April 15, 2004 | $ 5,275,212 |
| AIG Life Insurance Company | 6.76 | June 15, 2004 | 5,362,813 |
| Bayerische Landesbank | 5.81 | July 15, 2005 | 3,080,703 |
| GE Life and Annuity Assurance Company | 6.07 | April 17, 2006 | 5,853,341 |
| Principal Financial Group | 6.02 | May 10, 2006 | 3,501,605 |
| Metropolitan Life Insurance Company | 5.87 | July 17, 2006 | 2,869,922 |
| Principal Financial Group | 5.86 | December 29, 2006 | 4,483,233 |
| Travelers | 2.84 | November 30, 2007 | 4,009,648 |
| GE Life and Annuity Assurance Company | 3.88 | September 30, 2008 | 3,029,239 |
| | | | 37,465,716 |
| **Alternative Investment Contracts:** | | | |
| CDC Capital | 5.66 | January 25, 2004 | 865,848 |
| West Deutsche Landesbank | 3.27 | March 31, 2004 | 3,923,351 |
| CDC Capital | 3.12 | January 5, 2005 | 5,036,748 |
| New York Life Insurance Company | 7.05 | March 31, 2005 | 5,001,099 |
| New York Life Insurance Company | 6.11 | February 28, 2006 | 3,555,183 |
| JP Morgan Chase bank | 4.26 | September 29, 2006 | 5,504,226 |
| State Street Bank | 4.12 | December 31, 2007 | 12,066,255 |
| Rabobank Nederland | 3.96 | June 30, 2008 | 14,559,410 |
| AIG Financial Products Corp. | 3.80 | September 30, 2008 | 27,835,831 |
| State Street Bank | 3.60 | None* | 9,664,979 |
| Rabobank Nederland | 4.96 | None* | 6,458,115 |
| CDC Capital | 3.71 | None* | 15,828,342 |
| Union Bank of Switzerland | 4.54 | None* | 14,400,572 |
| | | | 124,699,959 |
| Total Guaranteed and Alternative Investment Contracts | | | 162,165,675 |
| Short Term Investments, at Market Value | | | 2,865,256 |
| Total Fixed Income Fund | | | $ 165,030,931 |

(*) This is an indefinite contract with no final maturity date.

*Registered Investment Companies*

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies are as follows:

*Vanguard 500 Index Fund*

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

*Vanguard Extended Market Index Fund*

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

*Vanguard Total Bond Market Index Fund*

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

*Vanguard Total International Stock Index Fund*

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

*Vanguard LifeStrategy Funds*

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

*Vanguard LifeStrategy Moderate Growth Fund*

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

*Vanguard LifeStrategy Growth Fund*

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

*Vanguard LifeStrategy Income Fund*

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

*Vanguard LifeStrategy Conservative Growth Fund*

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

*Company Stock Fund*

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 395,160 shares and 450,844 shares at December 31, 2004 and 2003, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund ($68,542 and $32,460 at December 31, 2004 and 2003, respectively), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

## 4. RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

## 5. TAX STATUS OF THE PLAN

The IRS advised on October 16, 2002 that the Plan is a qualified plan and the trust is therefore exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

## 6. SUBSEQUENT TAX EVENT

Effective January 1, 2005, Alcan Inc. spun off its Rolled Products Division and its joint ownership in Logan Aluminum Inc. into a new company, Novelis Inc. Approximately 2,200 and 400 Novelis and Logan employees continue to participate in the Employees' Savings Plan and the Hourly Employees' Savings Plan respectively under a one-year transitional services agreement. Participants with a balance in the Company Stock Fund received one share of Novelis Stock for every five shares of Alcan Stock they owned. Novelis shares were credited to one of two new Company Stock Funds - Novelis Stock Fund for Alcan Employees and Novelis Stock Fund (for Novelis employees). In addition, a new Company Stock fund was created for Novelis employees holding Alcan Stock -- the Alcan Stock Fund for Novelis Employees -- and any balance in the Company Stock Fund held by Novelis employees was transferred to this new fund. Alcan employees are not permitted to make any new contributions or exchange funds into the Novelis Stock Fund for Alcan Employees (closed fund). Similarly, Novelis employees are not permitted to make any new contributions or exchange funds into the Alcan Stock Fund for Novelis Employees (closed fund).

## Alcancorp Employees' Savings Plan
### 2004 Form 5500, Schedule H, Item 4i -
### Schedule of Assets (Held at End of Year)

| Identify of Issue, Borrower, Lessor or Similar Party | Description of Investment | December 31, 2004 Fair Value |
|---|---|---|
| * Participant Loans | Varying maturity dates and interest ranging from 4% to 10.0% | $ 10,197,200 |

* Represents a party-in-interest

Note: This information has been certified as complete and accurate by the trustee and custodian in accordance with 20 CFR 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.